EXHIBIT 7.01

Summary of Primary Changes Proposed

to Revolver, Term Loan A and Term Loan B

August 2007

A summary of primary changes proposed to Standard Pacific’s existing $1,100,000,000 Revolver, $100,000,000 Term Loan A and $250,000,000 Term Loan B are outlined below. The changes reflected here may not reflect all details of the modifications to be included in the amendment documents, but are intended to serve as a summary of the primary deal points proposed. (Such capitalized terms used herein but not otherwise defined shall have the meanings as set forth under the applicable loan documents.)

•	Facility amount reductions:

•	$900,000,000 Revolver
•	$100,000,000 Term Loan A
•	$225,000,000 Term Loan B

•	Reduced Interest Coverage Period modifications:

-	Interest Coverage Ratio (“ICR”) < 1.75x, but > 1.25x (except as provided for below), permitted for eight consecutive quarters during a one-time “Reduced Interest Coverage Period”.
-	Additionally, ICR < 1.25x, but > 1.00x, permitted in any of four quarters (at the Borrower’s election for each such quarter) during the eight quarter Reduced Interest Coverage Period, the one-time “Additional Reduced Interest Coverage Quarters”.
-	At all times during the Reduced Interest Coverage Period, no repurchase of capital stock permitted. When the Reduced Interest Coverage Period expires or Borrower elects to terminate such period, this prohibition is lifted only after ICR > 1.75x is achieved for two consecutive calendar quarters.

•	Total Leverage Ratio requirement modifications:

-	Total Leverage Ratio covenant reductions from the existing 2.25x requirement, as set forth below:

•	< 1.75x for the remaining two calendar quarters in 2007, and the first two calendar quarters of 2008;
•	< 1.65x for the third and fourth calendar quarters of 2008;
•	< 1.50x for all four calendar quarters of 2009;
•

< 1.50x for all four calendar quarters of 2010, unless ICR > 1.75x for two consecutive calendar quarters, Total Leverage Ratio may then increase to 2.0x the following quarter and remain at that level thereafter.

•

Consolidated Tangible Net Worth covenant base reset from the current $1,372,683,215 (as of 3/31/07) to $1,000,000,000, plus 50% of cumulative consolidated net income for each fiscal quarter plus 50% of net proceeds from any equity offerings.

•	Share repurchase limitation (in addition to the restriction indicated above during the Reduced Interest Coverage Period):

•

Repurchase of capital stock prohibited if such repurchases would result in less than $250 million of cushion above the Minimum Consolidated Tangible Net Worth calculated as of the end of the preceding quarter.

•	Reporting Requirements expanded to include additional joint venture information in the quarterly and annual reporting packages going forward.

Summary of Primary Changes Proposed

to Revolver, Term Loan A and Term Loan B

August 2007

•	Revise the Borrowing Base Availability per the following advance rates on unencumbered real estate assets:

• Escrow Proceeds Receivable	100% (Unchanged)
• Units Under Construction	90% (Unchanged)
• Completed Units < 180 days	90% (Unchanged)
< 360 days	75% (Increased from 50%) (1)
> 360 days	25% (Increased from 0%) (1)
• Lots Under Development or Finished Lots	65% (Unchanged)
• Entitled Land (2)	50% (Unchanged)
• Unentitled Land	0% (Unchanged)

(1)	Notwithstanding the advance rates above, Completed Units > 180 days shall constitute < $50,000,000 of the Borrowing Base Availability. (New)
(2)	Entitled Land shall constitute < 20% of the Borrowing Base. (Unchanged)

•	Revolver pricing grid modified as follows:

	Level I	Level II	Level III	Level IV	Level V
Senior Unsecured Debt Ratings*	BBB- / Baa3	BB+ / Ba1	BB / Ba2	BB- / Ba3	B+ / B1
Leverage Ratio	< 1.0x	>1.0x < 1.25x	>1.25x < 1.75x	>1.75x < 2.00x	>2.00x
Applicable Margin	100.0 bps	120.0 bps	140.0 bps	155.0 bps	200.0 bps
Unused Fee	20.0 bps	22.5 bps	25.0 bps	27.5 bps	30.0 bps

•	Term Loan A pricing grid modified as follows:

	Level I	Level II	Level III	Level IV	Level V
Senior Unsecured Debt Ratings*	BBB- / Baa3	BB+ / Ba1	BB / Ba2	BB- / Ba3	B+ / B1
Leverage Ratio	< 1.0x	>1.0x < 1.25x	>1.25x < 1.75x	>1.75x < 2.00x	>2.00x
Applicable Margin	117.5 bps	132.5 bps	152.5 bps	167.5 bps	212.5 bps

*	In each case of Revolver and Term Loan A above:

For the ratings pricing level, the higher (better) of S&P and Moody’s rating shall apply, i.e. lower pricing. Notwithstanding the forgoing, to obtain Level I pricing, both BBB-/Baa3 ratings are required.

In the event of one level between ratings and leverage-based pricing levels, the lower pricing will apply. If more than one level, the level one lower than the higher pricing shall apply.

•	A pricing premium during the Reduced Interest Coverage Period when ICR is < 1.75x will apply under the Revolver and Term Loan A as follows:

ICR	Premium added to Applicable Margin*
< 1.75	25.0 bps
< 1.50	50.0 bps
< 1.25	62.5 bps

*	Premium shall also apply to Letter of Credit Fees.

•	Subject to Majority Term B Lenders’ consent, Term Loan B pricing increased to Eurodollar Rate +175.